[AMAZONIA CELULAR LOGO] [GRAPHIC OMITTED]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
                             Publicly Held Company
              CNP J n(o) 02.558.154/0001-29 NIRE n(o) 5330000576-1



              NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL MEETING
              ----------------------------------------------------
                                 JOINT SESSION
                                 -------------

The shareholders of TELE NORTE CELULAR PARTICIPACOES S.A. ("Company"), in accordance with its Bylaws, are hereby called for the Ordinary and Extraordinary General Meetings to be held in a joint session on April 14, 2004, at 2:00 p.m., in the company's headquarters at SCN, Quadra 4, Bloco B, n. 100 - Centro Empresarial Varig, Torre Oeste, Parte A, 7(o) andar, salao 702, in Brasilia - DF, to discuss and resolve upon the following Agenda:

Ordinary General Meeting:
-------------------------

1. Receive the Management accounts; examination, discussion and voting upon the financial statements for fiscal year 2003;
2. Resolve upon allocation of net income for fiscal year 2003 and dividend payout;
3.   Elect the members of the Company's Board of Directors
4. Elect the members of the Audit Board, and establish their compensation, as per article 162, Paragraph 3, of Law n(o) 6404/76.

Extraordinary General Meeting:
------------------------------

1.   Resolve upon the global compensation to be paid to the Company's Directors.

General Instructions:
---------------------

a) All documents relative to the Agenda are available to the shareholders at the Company's headquarters;
b) According to article 141 of Law No. 6404/76 and CVM Instruction n(o) 165/91, with the wording given by article 1 of CVM Instruction n(o) 282/98, the percentage required for multiple voting request shall be five percent (5%) of the voting capital;
c) The powers of attorney for voting in the General Meetings, as well as the request for multiple vote, must be delivered at the address where the meetings will be held, as mentioned above, forty-eight (48) hours in advance of the Meetings;

d) Shareholders participating in the Fungible Custody of Registered Shares, that wish to attend the General Meetings, are required to present a statement of their shareholding position, supplied by the custodian agent no later than two (2) days before the date of the General Meetings.

                            Brasilia, March 3, 2004.




                           Arthur Joaquim de Carvalho
                       Chairman of the Board of Directors

Joao Cox                    |  Leonardo Dias             [AMAZONIA CELULAR LOGO]
Chief Financial Officer     |  Investor Relations Manager      [GRAPHIC OMITTED]
& CEO of Operating Company  |  Ldias@telepart.com.br
Jcox@telepart.com.br        |  Phone: (55 61) 429-5673
Phone: (55 61) 429-5600


TELE NORTE CELULAR PARTICIPACOES S.A.             [BOVESPA LOGO] [TCN NYSE LOGO]
REPORTS FOURTH QUARTER AND                                    [GRAPHICS OMITTED]
YEAR-END 2003 RESULTS

- Net profit after two years of net losses
- Posted highest nominal EBITDA ever for the year
- Positive free cash flow of R$70 million for the year
- Improvements on postpaid and prepaid ARPUs for the year


Brasilia, March 4, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its fourth quarter and year-end 2003 results. The Company registered net additions of 60,182 and 87,113 for the quarter and for the year, respectively, increasing the client base to 1,028,071. EBITDA reached R$45.7 million in the 4Q03, representing 36.7% of net service revenues. For year-end 2003, EBITDA was R$149.7 million or 33.0% of service revenues.

Operating Highlights:

Net additions of 60,182 customers in 4Q03
--------------------------------------------------------------------------------

The Company's customer base reached 1,028,071 during the last quarter of 2003. Quarter-over-quarter, this represents a 6% increase in the client base. Year-over-year, this represents a 9% increase in the client base. Net additions increased 98% when compared to the same period of the previous year, amounting to 60,182 for the quarter. For the year, net additions amounted to 87,113, increasing 169% when compared to 2002.

For the fourth quarter of 2003, prepaid net additions were 40,364, bringing the total prepaid base to 732,977 or 71% of the total base. The postpaid base increased by 19,818 customers, ending the quarter with 295,094 customers, or 29% of the total base. It is worth mentioning that the fourth quarter of 2003 experienced the strongest growth in terms of postpaid net additions since the fourth quarter of 2000.

                               CLIENT BASE (000s)

                  4Q02    1Q03      2Q03     3Q03      4Q03
                  ----    ----      ----     ----      ----
Prepaid           686      692       682      693       733
Postpaid          255      254       265      275       295
Total             941      947       947      968     1,028


[GRAPHIC OMITTED]

www.telenorteholding.com.br

Churn rates
--------------------------------------------------------------------------------

For the fourth quarter of 2003, the blended annualized churn rate decreased to 32% compared to the 35% reported in the previous quarter. Both postpaid and prepaid churn rates improved during the quarter. The postpaid annualized churn rate decreased to 30% from the 32% reported in the 3Q03 and the 32% reported in the same quarter of the previous year. The prepaid annualized churn rate for the quarter decreased to 32% from the 36% registered in the previous quarter. Year-over-year, the blended churn rate has remained fairly stable. However, it should be noted that the annualized churn rates of postpaid customers have improved considerably over the last year, decreasing to 32% from 39%.


                             CHURN RATE (annualized)

           4Q02 1Q03  2Q03 3Q03    4Q03                2002      2003
           ---- ----  ---- ----    ----                ----      ----
Postpaid    32%  30%   38%  32%     30%     Postpaid    39%       32%
Prepaid     26%  30%   36%  36%     32%     Prepaid     29%       34%
Blended     28%  30%   36%  35%     32%     Blended     32%       33%

Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$124.5 million for the quarter, an increase of R$11.7 million or 10% over the previous quarter, due to an increase of 8.4% in total traffic (13.5% increase in outgoing traffic and 3.8% increase in incoming traffic). Net equipment revenues for the quarter totaled R$21.7 million, an increase of 18% when compared with the 3Q03. This increase was related to higher equipment sales during the Christmas season. As a result, total net revenues were R$146.2 million for the quarter, 11% higher when compared with the previous quarter and 22% higher when compared to the same quarter of 2002.

For the year, net service revenues were R$453.9 million, an increase of R$50.3 million or 12% when compared to 2002, in-line with our client base growth and mix. Net equipment sales increased by R$16.9 million or 33%. Consequently, total net revenues amounted to R$521.3 million, increasing by R$67.2 million or 15% when compared to the previous year.

For the last quarter of the year, handset subsidies for client acquisitions were R$6.0 million or R$44.0 per gross addition, 36% lower than the R$62.3 registered in the same period of the previous year. For 2003, handset subsidies reached R$15.4 million or R$38.1 per gross addition.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the 4Q03 totaled R$41.7 million, 12% higher when compared with the previous quarter. This difference is related to the 13% increase in outgoing traffic that led to higher interconnection costs.

Selling and marketing expenses for the quarter totaled R$21.8 million, down 15% quarter-over-quarter, despite higher promotions and advertising expenses in the quarter associated with the Christmas season. This difference is mainly related to a volume-based discount from suppliers for handsets purchased throughout the year and recognized only in the 4Q03. For the year, selling and marketing expenses were 8% higher, in line with client base growth.

[GRAPHIC OMITTED]

www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 2/13

Customer acquisition cost for the fourth quarter of 2003 increased to R$176 from the R$161 reported in the 3Q03, as a direct result of increased commissions due to increased sales. For the year, customer acquisition costs decreased to R$171 when compared to the R$193 registered in the previous year, representing a 12% decrease. Retention costs as a percentage of net service revenues for the 4Q03 and for the year were 8.0% and 10.5%, respectively.

G&A expenses for the 4Q03 decreased to R$7.8 million (6.2% of net service revenues) compared to the R$ 11.4 million registered in the previous quarter. The difference is primarily related to a non-recurring third party contract renegotiation.

Bad debt as a percentage of net service revenues has decreased to 1.3% when compared to the 1.9% reported in the previous quarter. This decrease can be attributed to a change in the bad debt provisioning policy as a result of an improvement in the credit profile of the Company's customer base during the year. For the coming quarters, bad debt as a percentage of net service revenues is expected to remain between 1.5% and 2.5%. When calculated against total net revenues, bad debt reached 1.1% during the 4Q03 compared to 1.7% in the previous period. For 2003, bad debt was 2.0% of net service revenues, below the 2.9% registered in 2002. When calculated against total net revenues, bad debt totaled 1.7% for the year compared to the 2.6% reported in 2002.

                             BAD DEBT (R$ millions)

                             4Q02   1Q03   2Q03   3Q03   4Q03    2002     2003
                             ----   ----   ----   ----   ----    ----     ----
% of net service revenues    0.4%   2.4%   2.3%   1.9%   1.3%    2.9%     2.0%
% of total net revenues      0.4%   2.2%   2.0%   1.7%   1.1%    2.6%     1.7%

Average revenue per user (ARPU)
-------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 4Q03 totaled 210, representing a 5.6% increase when compared to the 199 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) increased to R$87.8 or 8.4% for the 4Q03 compared to the R$81.0 registered in the 3Q03. This increase is mainly due to higher outgoing minutes (8.1% increase) associated with seasonality.

Prepaid MOU slightly increased to 54 when compared to the 52 reported in the previous quarter. Prepaid ARPU increased slightly to R$20.3 in the 4Q03 from the R$19.6 reported in the 3Q03.

Blended ARPU for the last quarter of the year increased R$2.5 or 6.7%, reaching R$39.5 compared to the R$37.0 registered in the 3Q03. For the year, blended ARPU remained fairly stable at R$37.2 when compared to the R$35.7 reported for the previous year.

                                    ARPU (R$)

            4Q02  1Q03  2Q03  3Q03  4Q03  2002  2003
            ----  ----  ----  ----  ----  ----  ----
Postpaid    83.0  81.0  84.4  81.0  87.8  81.4  83.2
Prepaid     19.0  19.0  19.2  19.6  20.2  17.3  19.4
Blended     36.0  35.0  37.1  36.8  39.5  35.7  37.2



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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 3/13

Market share estimated at 43.3%
--------------------------------------------------------------------------------

Market share was estimated at 43.3% compared to the 45.5% registered in the previous quarter. Gross sales share for the 4Q03 was an estimated 36%, representing an increase of 6 p.p. when compared to the previous quarter.

EBITDA margin of 36.7% of service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2003 reached R$45.7 million and 36.7%, respectively, compared to the R$34.6 million and 30.7% registered for the previous quarter. For 2003, EBITDA and EBITDA margin reached R$149.7 million and 33.0%, respectively compared to the R$134.6 million and 33.4% reported in 2002.

                              EBITDA (R$ millions)


                    4Q02  1Q03  2Q03  3Q03  4Q03         2002      2003
                    ----  ----  ----  ----  ----        -----     -----
EBITDA              41.4  28.3  41.1  34.6  45.7        134.6     149.7
EBITDA Margin       40.1% 26.9% 36.9% 30.7% 36.7%        33.4%     33.0%


Depreciation and amortization
--------------------------------------------------------------------------------

For the 4Q03, depreciation and amortization totaled R$23.6 million, in line with the previous quarter.

Net financial expense of R$42.3 million for the year
--------------------------------------------------------------------------------


                                                           R$ millions
                                                    4Q03                 YTD

        Interest Expense (a)                        (13.9)             (110.8)
        Interest Income (b)                           1.9                13.2
        Foreign Exchange Gain (Loss) (c)              2.4                55.2
        Net Financial Income (Expense)               (9.7)              (42.3)


Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 4/13

          DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)


                                                                              R$ millions
                                                                             4Q03          YTD

        Expense related to debt denominated in foreign currency              (1.1)        36.9
        Gain (loss) on hedging operations                                    (6.1)       (72.7)
                                                                          -------      -------
        Sub-total                                                            (7.2)       (35.9)
        Expense related to debt denominated in Reais                         (2.5)       (11.6)
                                                                          -------      -------
        Financial expense (debt related)                                     (9.7)       (47.5)
        Net financial expense (not related to debt)**                        (0.9)        (2.3)
                                                                          -------      -------
        Sub-total                                                           (10.6)       (49.8)
        Interest income - cash investing activities                           0.9          7.5
                                                                          -------      -------
        Net Financial Income (Expense)                                       (9.7)       (42.3)
        ----------------------
        * Net of PIS/COFINS on interest income.
        ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net debt of R$243.1 million
--------------------------------------------------------------------------------

As of December 31, 2003, the Company's indebtedness was partially offset by cash and cash equivalents (R$16.1 million) but was impacted by accounts payable from hedging operations (R$5.1 million), resulting in net debt of R$243.1 million.

                             NET DEBT (R$ millions)

                        4Q02    1Q03    2Q03    3Q03    4Q03
                        ----    ----    ----    ----    ----
                        297     301     289     266     243

Total debt of R$254 million for the quarter
-------------------------------------------------------------------------------

Total debt was R$254.1 million, with 74% denominated in foreign currencies (59% denominated in US Dollars and 15% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 90% was hedged.

Net income of R$3.8 million for the year
-------------------------------------------------------------------------------

The net income for the 4Q03 totaled R$4.1 thousand, or R$0.607 per ADS (R$0.012 per thousand shares). For the year, net income totaled R$3.8 million, or R$0.563 per ADS (R$0.011 per thousand shares), representing an improvement of R$28.2 million when compared to previous year.

Investments totaled R$26.1 million for the year
-------------------------------------------------------------------------------

During the fourth quarter of 2003, Amazonia Celular's capital expenditures were R$10.5 million. For the year, investments totaled R$26.1 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 5/13

                                 CAPEX breakdown

             CAPEX (R$ millions)  4Q02     1Q03      2Q03      3Q03      4Q03
             -------------------  ----     ----      ----      ----      ----
        Network                    6.8      0.5       3.0       3.6       7.1
        IS/IT                      3.9      4.0       1.5       1.7       2.6
        Others                     0.7      0.4       0.5       0.4       0.8
        T O T A L                 11.4      4.9       5.0       5.7      10.5


Debt payment schedule
--------------------------------------------------------------------------------

                  Year            R$ millions      % denominated in
                                                   foreign currency

           2004                           165.6                   80%
           2005                            86.8                   62%
           2006 and beyond                  1.7                  100%

Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$14.9 million. For the year, free cash flow amounted to a positive R$70.2 million, compared to the R$119.5 million reported for 2002.

Financial ratios
--------------------------------------------------------------------------------

                  Ratios                4Q02    1Q03     2Q03     3Q03    4Q03
                  ------                ----    ----     ----     ----    ----

      Net Debt/EBITDA (1) =              2.20     2.28     2.01     1.83   1.62
      Net Debt/Total Assets =             37%      40%      43%      41%    38%
      Interest Coverage Ratio (1)  =      3.6      3.3      3.7      4.0    4.9
      Current Liquidity Ratio =           0.7      0.7      0.6      0.7    0.6
      ------------------------
      (1) Last twelve months

Notes issuance
--------------------------------------------------------------------------------

The subsidiary of Tele Norte Celular Participacoes S.A., Amazonia Celular S.A., issued unsecured senior notes units with Telemig Celular S.A. in the amount of US$120 million on January 20, 2003. The Amazonia Celular S.A. notes and the Telemig Celular S.A. notes may only be transferred as part of notes units and will not trade separately.

The aggregate principal amount of the notes units consists of US$40 million of notes issued by Amazonia Celular S.A and US$80 million of notes issued by Telemig Celular S.A. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. More detailed information about the notes follows:

         - Coupon: 8.750% per year (semi-annually in arrears)
         - Issue price: 99.504%
         - Yield to maturity: 8.875% per year
         - Maturity: 2009

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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 6/13

Interconnection increase
--------------------------------------------------------------------------------

Amazonia Celular S.A.'s (the operating company) interconnection tariff (TU-M) was increased by 7.923% from R$0.3591 per minute to R$0.38755 per minute (both net of taxes), in accordance to ANATEL acts: 42,338, 42,339, 42,340, 42,341 and 42,342, which became effective as of February 9, 2004.

Migration to SMP
--------------------------------------------------------------------------------

On February 19, 2004, Amazonia Celular signed the authorization contract with ANATEL - Agencia Nacional de Telecomunicacoes (National Telecommunications Regulatory Agency) - to migrate to the Personal Mobile Service Contract (SMP or Servico Movel Pessoal). SMP will replace the current Concession Contract (SMC or Servico Movel Celular). On the same day, the operating company also acquired additional spectrum at the 1,800 Mhz frequency range.

The Company will have up to 120 days to adhere to the rules established under the SMP Contract, starting on March 1, 2004 - the date that the Acts were released by ANATEL in the Diario Oficial da Uniao (the Official Journal of Brazil).

Technological migration
--------------------------------------------------------------------------------

Tele Norte Celular Participacoes S.A.'s and Amazonia Celular S.A.'s Board of Directors approved (at meetings held on February 4 and 5, 2004) GSM as the standard for the technological migration of the operating company's network. The main issues considered when determining which technology to employ were controlling capital expenditures, accommodating customer service preferences, evaluating handset subsidies and negotiating favorable terms with suppliers.

Amazonia Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$80 million and R$140 million, most of which will be incurred during the first 18 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.

Outlook
--------------------------------------------------------------------------------

For the first quarter of 2004, Amazonia Celular expects to maintain gross sales share at approximately the same level as the fourth quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt, as a percentage of net service revenues, is expected to be approximately 2.0% to 2.5% for the first quarter of the year.

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 17% by year-end from the current level of 14%.


                               *******************


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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 7/13

For additional information please contact:

     Tele Norte Celular Participacoes S.A.        The Global Consulting Group
                    IR Team                              Isabel Vieira
              ri@telepart.com.br                       ivieira@hfgcg.com
       Phone: 55 (61) 429-5616/5617/5673            Phone: 1 (646) 284-9432
             Fax: 55 (61) 429-5626                   Fax: 1 (646) 284-9494









This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.



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www.telenorteholding.com.br                  4Q and Year-end 2003 Results - 8/13


                                                         OPERATIONAL DATA

                                 2002                                2003                                          Var. %
                       4th Quarter     YTD      1st Quarter 2nd Quarter 3rd Quarter 4th Quarter      YTD         (4Q03/3Q03
---------------------- ------------ ----------- ----------- ----------- ----------- -------------- ------------- ---------------
Licensed Pops             15.8         15.8       16.4         16.4        16.4          16.4           16.4          0.0%
  (in millions)
Clients                940,958      940,958     946,765     947,173     967,889     1,028,071      1,028,071          6.2%
  Postpaid             254,903      254,903     254,273     265,495     275,276       295,094        295,094          7.2%
  Prepaid              686,055      686,055     692,492     681,678     692,613       732,977        732,977          5.8%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                  91           99          77          74          68            68             71          0.5%
  Prepaid                   50           47          44          42          41            41             42         -0.3%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Outgoing
  Postpaid                 147          132         126         128         131           142            132          8.1%
  Prepaid                   11           10           9           9          11            12             10         14.8%
-----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing           129.7        490.7       114.4       118.5       128.9         146.2          508.0         13.5%
  Traffic
  (Million of
  Minutes)
Total Incoming           168.1        678.1       150.2       144.1       139.6         144.9          578.8         3.8%
  Traffic
  (Million of
  Minutes)
-----------------------------------------------------------------------------------------------------------------------------------
Avenge Revenue per        35.7         35.7        35.3        37.1        37.0          39.5           37.2         6.7%
  User -ARPU(R$)
  Postpaid                83.0         81.4        80.8        84.4        81.0          87.8           83.2         8.4%
  Prepaid                 18.7         17.3        18.6        19.2        19.6          20.3           19.4         3.4%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues
  (R$ millions)
  Monthly Fee           18,038       72,544      20,233      21,274      21,195        22,771         85,473         7.4%
  Outgoing Traffic      33,747      130,707      31,738      33,842      35,980        44,247        145,806        23.0%
  Incoming Traffic      47,064      188,674      47,981      50,037      48,239        50,345        196,602         4.4%
  Other                  4,342       11,643       5,081       6,327       7,445         7,167         26,019        -3.7%
-----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                103,191      403,567     105,032     111,479     112,858       124,530        453,900        10.3%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Services
(R$ millions)
  Leased lines           2,674       17,577       4,825       4,434       5,067        4,582          18,908        -9.6%
  Interconnection       15,242       58,089      15,207      17,102      20,414       23,382          76,105        14.5%
  Rent and network
   maintenance           2,820       16,089       5,029       3,993       4,206        4,758          17,986        13.1%
  FISTEL and other
   taxes                 4,745       16,580       4,187       4,062       4,626        5,827          18,703       26.01%
  Other                  5,544       11,774       3,095       3,273       2,880        3,101          12,349         7.7%
-----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                 31,026      120,108      32,343      32,864      37,193       41,650         144,050        12.0%
-----------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized
  Rate                   27.7%        31.5%       30.4%       36.3%       34.6%         31.6%           33.2%       -8.5%
  Postpaid               32.4%        38.9%       30.3%       37.9%       31.6%         30.2%           32.4%       -4.3%
  Prepaid                26.0%        28.5%       30.4%       35.7%       35.7%         32.2%           33.5%       -9.8%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition
   (R$)                   231          193         151         191         161           176             171         9.0%
Retention Costs
 (% of net serv.
  revenues)               6.8%         6.9%        9.6%       13.8%       11.0%          8.0%           10.5%      -26.9%
CAPEX (R$ millions)      11.4         43.5         4.9         5.0         5.7          10.5            26.1        85.1%
-----------------------------------------------------------------------------------------------------------------------------------
Number of locations       157          157         158         165         186           203             203         9.1%
  served
Number of cell sites      411          411         398         399         400           401             401         0.2%
Number of switches          9            9          11          11          11            11              11         0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Headcount                 910          910         852         816         784           806             806         2.8%
Market Share               56%          56%         52%         49%         46%           43%             43%       -4.8%
-----------------------------------------------------------------------------------------------------------------------------------



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

                                                     INCOME STATEMENT (BR GAAP)


                                                                                                                        (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                 2002                                2003                                                 Var. %
                        4th Quarter       YTD      1st Quarter 2nd Quarter   3rd Quarter   4th Quarter      YTD         (4Q03/3Q03
                        ------------   ----------- ----------- -----------   -----------  -------------- ------------- ------------
Service Revenues-GROSS      133,962     529,017      134,616      143,007        148,183      168,500       594,306      13.7%
Equipment Revenues-GROSS     21,905      65,483       14,664       21,607         24,141       28,372        88,784      77.5%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS      155,867     594,500      149,280      164,614        172,324      196,872       683,090      14.2%
Taxes                       (35,673)   (140,358)     (33,093)     (36,972)       (41,063)     (50,637)     (161,765)     23.3%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues-NET        103,210     403,587      105,032      111,479        112,859      124,530       453,900      10.3%
Equipment Revenues-NET       16,984      50,555       11,155       16,163         18,402       21,705        67,425      17.9%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues-NET          120,194     454,142      116,187      127,642        131,261      146,235       521,325      11.4%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Services             31,026     120,108       32,343       32,864         37,193       41,650       144,050      12.0%
Cost of Equipment            22,814      63,203       14,110       20,640         20,317       27,758        82,825      36.6%
Selling & Marketing          23,973      84,802       18,444       25,874         25,537       21,790        91,645     -14.7%
Expenses
Bad Debt Expense                439      11,646        2,562        2,572          2,230        1,620         8,984     -27.4%
General &                       555      39,744       20,453        4,543         11,358        7,751        44,105     -31.8%
  Administrative
Expenses
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA                       41,387     134,639       28,275       41,149         34,626       45,666        149,716     31.9%
  %                            40.1%       33.4%        26.9%        36.9%          30.7%        36.7%         33.0%     19.5%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation &               26,775     102,136       27,400       24,704         23,405       23,642        99,151       1.0%
Amortization
Interest Expense(1)          10,358      47,856       18,335       68,518          9,995       13,925       110,773      39.3%
Interest Income              28,548    (105,505)      (5,663)      (2,923)        (2,776)      (1,867)      (13,229)    -32.7%
Foreign Exchange Loss       (33,619)    134,819      (15,724)     (41,745)         4,644       (2,382)      (55,207)    -151.3%
Others                       (3,975)       (266)         913         (188)           948        2,304         3,977      143.0%
Income Taxes                 10,678     (12,367)         655       (4,040)        (1,767)       3,433        (1,719)    -294.3%
Minority Interests            1,009      (7,561)         415         (801)            38        2,542         2,194     6589.5%
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                    1,613     (24,473)       1,944       (2,376)           139        4,069         3,776     2827.3%
-----------------------------------------------------------------------------------------------------------------------------------
Number of shares        335,084,155 335,084,155  335,084,155  335,084,155    335,084,155  335,084,155   335,084,155        0.0%
  (thousand)
Earnings per thousands        0.005      (0.073)       0.006       (0.007)         0.000        0.012         0.011     2827.3%
  shares (R$)
Earnings per ADS (R$)         0.241      (3.652)       0.290       (0.355)         0.021        0.607         0.563     2827.3%
-----------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 4Q02 - R$11,529 thousand; 1Q03 - R$11,356 thousand; 2Q03 - R$7,808 thousand; 3Q03 - R$5.541 thousand; and,
    4Q03 - R$5,961 thousand.


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


                                         BALANCE SHEET (BR GAAP)


                                                                                   (in R$ 000)
----------------------------------------------------------------------------------------------
                          4Q03        3Q03                                   4Q03         3Q03
----------------------------------------------------------------------------------------------
Current Assets                                    Current  Liabilities
Cash & cash              8,084       24,283       Loans & Financing       165,556      166,621
equivalents
Accounts Receivable     95,415       74,909       Loan Interest             1,856        2,529
Taxes Receivable        32,679       29,752       Suppliers                55,356       36,608
Other Assets            25,264       24,517       Taxes Payable             9,784        6,058
                       -------      -------
                       161,442      153,461       Dividends                 8,636        1,520
                                                  Other Current            17,615       16,696
                                                    Liabilities          --------     --------
Long-term Assets        74,793      83,587
                                                  Loans & Financing        88,496      128,647
Deferred Assets             --          --
                                                  Other Long-term           9,623       11,171
                                                  Liabilities
Plant & Equipment
Cost                   778,989     768,608        Minority Interest        58,052       57,603
Accum Depreciation    (373,023)   (350,682)
                      --------    --------
                       405,966     417,926        Shareholders' Equity    227,227      227,521
-----------------------------------------------------------------------------------------------
                       642,201     654,974                                642,201      654,974
-----------------------------------------------------------------------------------------------


                             DEBT POSITION (BR GAAP)


                                                                   (R$ millions)
-------------------------------------------------------------------------------
                                             4Q03
                     ----------------------------------------------------------
     Debt             R$         US$          Currency        Total
                                           Basket Index
-------------------------------------------------------------------------------
2004                  32.7      115.0          17.9            165.6        65%
2005                  32.6       36.3          17.9             86.8        34%
2006 and beyond         --        0.2           1.5              1.7         1%
Total                 65.3      151.5          37.3            254.1       100%
                        26%        60%           15%             100%




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

                              CASH FLOW (BR GAAP)


                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                     4Q03               YTD
--------------------------------------------------------------------------------
Operating Activities:
--------------------------------------------------------------------------------
Net income                                          4,069                 3,776

Adjustments to reconcile net income (loss) to net cash provided by operating cash activities

   Depreciation and amortization                   23,642                99,151

   Monetary variation and foreign                  (1,592)              (50,562)
   exchange loss (principal)

   Unrealized income on hedging operations          1,980                65,677

   Deferred income taxes and social charges         3,433                (1,719)

   Minority interest                                2,542                 2,194

   Other                                           (4,793)               (6,424)

   Changes in operating assets and                  4,479               (27,848)
   liabilities                                  ---------            -----------

   Net cash provided by operating                  33,760                84,245
   activities
--------------------------------------------------------------------------------
Investing Activities:
--------------------------------------------------------------------------------
   Proceeds from sale of property, plant              156                 2,604
   and equipment

   Capital expenditures                           (10,489)              (26,127)

   Net cash used in investing activities          (10,333)              (23,523)
--------------------------------------------------------------------------------
Financing Activities:
--------------------------------------------------------------------------------
   New loans                                           --                30,722

   Amortization of loans                          (39,624)             (143,129)

   Payment of dividends and interest on                (2)                 (159)
   capital                                      ---------            -----------

Net cash used in financing activities             (39,626)             (112,566)
--------------------------------------------------------------------------------
Net decrease in cash and cash                     (16,199)              (51,844)
equivalents
--------------------------------------------------------------------------------
Cash and cash equivalents, beginning               24,283                59,928
of the period
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the               8,084                 8,084
period


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


                           GLOSSARY OF KEY INDICATORS

I) Average Customers
a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)
a) Churn % quarterly

       Sum of deactivations / Sum of average monthly opening customers for
       -------------------------------------------------------------------
                               the 3 months x 12
                               ------------
                                     3

b) Churn % - year to date

    YTD deactivations / Sum of avg monthly opening customers since beginning
    ------------------------------------------------------------------------
                                of the year x 12
                                -----------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)
                Number of total billable minutes for the period /
                        Average customers for the period
                        ---------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User
       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost
 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow
       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation
             Working Capital Variation = ( (DELTA) Current Assets -
       (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities -
        (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest -
                               (DELTA) Dividends)

VIII) Interest Coverage Ratio
                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio
         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA
               EBITDA = Operational Revenues - Operational Costs -
                        Operational Expenses* - Bad Debt

*Does not include profit sharing.


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